Key Energy Services 1301 McKinney Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.652.4005 www.keyenergy.com

January 24, 2013

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Key Energy Services, Inc.

Registration Statement on Form S-4

File No. 333-185671

Ladies and Gentlemen:

The undersigned, Key Energy Services, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 1:00 p.m. Eastern time on Monday, January 28, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Key Energy Services, Inc.

By:	/s/ Kimberly R. Frye
Name:	Kimberly R. Frye
Title:	Senior Vice President, General Counsel and Secretary